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                                                           FOR IMMEDIATE RELEASE


CORPORATE RELEASE


                           RESIGNATION OF BOARD MEMBER


           LEE JOON CHUNG RESIGNS AS MEMBER OF BOARD OF DIRECTORS AND
                     EXECUTIVE VICE PRESIDENT OF OPERATIONS

     SINGAPORE AND MILPITAS, CALIFORNIA, NOVEMBER 10, 2000 -- ST Assembly Test Services ("STATS" -- Nasdaq: STTS, SGX: ST Assembly) announces the resignation of Lee Joon Chung (JC Lee) from his concurrent posts as member of the Board of Directors and Executive Vice President, Operations, effective from December 6, 2000.

     Lee, who has been with the company since 1995, is leaving for personal reasons.

     "JC has made significant contributions to the growth of STATS and we will all miss him," said Tan Bock Seng, STATS Chairman and CEO, who will assume Lee's responsibilities in the interim. "We understand his reasons for leaving and wish him every success in the future."


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

     ST Assembly Test Services ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and has a current market capitalization in excess of US$1.5 billion. Further information is available at www.stats.com.sg or www.statsus.com.

     Certain of the statements in this press release are forward-looking statements, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued
success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the
Company's SEC filings, including its annual report on Form 20-F dated March 30,
2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
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MEDIA CONTACTS:
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Lim Beng See                                     Lisa Lavin
Director, Corporate Communications               Manager, Marketing
Tel: 65-7511111, Fax: 65-7555431                 Tel: 208-9384557, Fax: 888-3907499
email:limbs@stats.st.com.sg                      email:lavinl@statsus.com

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INVESTOR CONTACTS:
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Drew Davies                                      Elaine Ang
Director, Investor Relations                     Manager, Investor Relations
Tel: (408)941 3021, Fax: (408)941 3014           Tel: (65)751 1738, Fax: (65)755 1585
email:daviesd@statsus.com                        email:angelaine@stats.st.com.sg
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